UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                 Information Required Pursuant To
       Rule 14f-1 Under The Securities Exchange Act Of 1934


                         August 30, 2002
                         ---------------
                         (Date of Report)


                  Ventures National Incorporated
                  ------------------------------
      (Exact name of registrant as specified in its charter)



         Utah                      000-32847                 87-0433444
(State or other jurisdiction      (Commission              (IRS Employer
    of incorporation)             File Number)             Identification No.)



                        1855 Norman Avenue
                Santa Clara, California 95054-2029
                ----------------------------------
             (Address of principal executive offices)



                          (408) 727-7513
       (Registrant's telephone number, including area code)

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share (the "Common Stock"), of Ventures National Incorporated, a Utah corporation (the "Company"), as of August 29, 2002 (the "Record Date"), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.


Background
----------

     The Company has recently entered into an agreement relating to a transaction which will ultimately result in the replacement of the majority of the Board of Directors of the Company. The following is a brief summary of this transaction.

     On August 12, 2002, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Titan EMS Acquisition Corp., a newly-formed Delaware corporation and wholly-owned subsidiary of the Company ("Titan Acquisition"), and Titan EMS, Inc., a Delaware corporation ("Titan"), which sets forth the terms and conditions of the business combination of the Company and Titan through the merger of Titan Acquisition with and into Titan (the "Merger") as a result of which Titan has become a wholly-owned subsidiary of the Company. The Merger became effective on August 30, 2002 (the "Effective Time") upon the satisfaction or waiver of each of the closing conditions set forth in the Merger Agreement and the subsequent filing of a Certificate of Merger of Titan Acquisition into Titan with the Secretary of State of the State of Delaware.

     Titan is a manufacturer of time sensitive, high tech, prototype, and pre-production printed circuit boards. Beginning in the year 2001, Titan and its predecessors began acquiring technology equipment and processes from competitors unable to remain in business due to a severe market downturn and overwhelming debt. Titan also obtained customer lists and orders from several of these firms, resulting in potential new business opportunities. Titan has begun the process of relocating and upgrading its current PCB plant into a facility formerly occupied by Tyco Electronics Inc. in Fremont, California.

     It is currently anticipated, and the Merger Agreement provides, that the three directors of the Company immediately prior to the Effective Time, John Winchester, Tyler Despain and Luke Bradley, will continue as directors of the Company after the Effective Time until ten days after the date this Information Statement is first mailed to the Company's stockholders (the "Director Transition Date"), at which time they will each resign as a director of the Company and David Marks, Louis George, Gregory Jacobs and Robert I. Weisberg will each be appointed to and will comprise the entire Board of Directors of the Company.

Voting Securities And Principal Holders Thereof
-----------------------------------------------

     On the Record Date, there were 99,211 shares of Common Stock issued and outstanding. As of the Record Date, (i) no shares of Common Stock were reserved for issuance pursuant to option grants and (ii) no shares of Common Stock were reserved for issuance pursuant to other securities exercisable for, or convertible into or exchangeable for, shares of Common Stock. Each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held by him. The Common Stock is the only capital stock of the Company outstanding.

     The following table sets forth certain information with respect to persons known by the management of the Company to own beneficially more than five (5%) percent of the Common Stock of the Company as of the Record Date (based on 99,211 shares of Common Stock outstanding). None of the three directors and officers of the Company as of the Effective Time owned any shares of Common Stock.

                                   Number of Shares      Percentage
     Name                          Beneficially Owned    of Class
     ----                          ------------------    --------
     James P. Doolin                    16,667              16.7%
     1223 Wilshire Boulevard, #912
     Santa Monica, CA 90403

     Don J. Woroner                     28,454              28.7%
     770 Second Avenue
     St. Petersburg, FL 33701

     On August 30, 2002, giving effect to the consummation of the Merger and as of the Effective Time, there were 8,609,132 shares of Common Stock issued and outstanding. Upon the Effective Time, (i) 710,000 shares of Common Stock were reserved for issuance pursuant to option grants and (ii) 350,000 shares of Common Stock were reserved for issuance pursuant to other securities exercisable for, or convertible into or exchangeable for, shares of Common Stock.

     The following table sets forth the number of shares of Common Stock of the Company owned by persons known by the management of the Company to own beneficially more than five (5%) percent of the Common Stock as of the Effective Time as well as the officers and directors of the Company after the Effective Time and the Director Transition Date, respectively (based on 8,609,132 shares of Common Stock outstanding):

                                   Number of Shares      Percentage
     Name                          Beneficially Owned    of Class
     ----                          ------------------    --------
     David Marks                     7,959,921(1)          92.5%
     1818 North Farwell Avenue
     Milwaukee, WI, 53202

     Ohio Investors of
     Wisconsin LLC                  1,160,7642             13.5%
     1818 North Farwell Avenue
     Milwaukee, WI, 53202

     SVPC Partners LLC                 800,000              9.3%
     1855 Norman Avenue
     Santa Clara, CA, 95054

     Louis George                      400,000(3)           4.0%

     Gregory B. Jacobs                       0              0.0%

     Robert I. Weisberg                      0              0.0%

     All Executive Officers and
     Directors As a group
     (4 persons)                     8,359,921(1,3)        97.1%

1. Includes 5,800,000 shares held by Irrevocable Children's Trust, of which Mr. Marks is the trustee with voting and dispository powers with respect to its shares of Common Stock and an additional 68,677 shares issued by the Company to Irrevocable Children's Trust upon the effectiveness of the Merger in consideration for the cancellation of $103,000 of indebtedness of Titan. Includes 1,160,764 shares held by Ohio Investors of Wisconsin LLC, which is controlled by Irrevocable Children's Trust (issued by the Company upon the effectiveness of the Merger in consideration for the cancellation of $1,741,146 of indebtedness of Titan), of which Mr. Marks is the trustee with voting and dispository powers with respect to such shares. Includes 800,000 shares held by SVPC Partners LLC, which is controlled by Irrevocable Children's Trust, of which Mr. Marks is the trustee with voting and dispository powers with respect to such shares. Includes 123,823 shares held by Phoenix Business Trust, which is controlled by Irrevocable Children's Trust, of which Mr. Marks is the trustee with voting and dispository powers with respect to such shares. Includes 6,667 shares held by Forest Home Investors I, LLC, which is controlled by Irrevocable Children's Trust, of which Mr. Marks is the trustee with voting and dispository powers with respect to such shares.

2. Represents shares issued by the Company upon the effectiveness of the Merger in consideration for the cancellation of $1,741,146 of indebtedness of Titan.

3. Includes 50,000 shares of Common Stock received in consideration for Mr. George's contribution of certain assets into Titan prior to the Effective Time and options to purchase up to 350,000 shares of Common Stock at a purchase price of $1.50 per share exercisable through July 31, 2007, granted pursuant to Mr. George's employment agreement with Titan (the Company assumed the obligations under Mr. George's option agreement with Titan pursuant to the Merger Agreement).

Change In Control
-----------------

     Pursuant to the terms and conditions of the Merger Agreement, upon the Effective Time, Titan Acquisition merged with and into Titan, with Titan as the surviving corporation. As a result, Titan became a wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, the Company issued 6,880,490 shares of Common Stock to the stockholders of Titan, which represents approximately 79.9% of the issued and outstanding shares of Common Stock (and 71.2% of the fully-diluted equity capitalization) of the Company immediately after the Effective Time.

     Due to the issuance of the Merger Shares, the change in the officers of the Company, which became effective on August 30, 2002, and the change of directors of the Company, which will occur on the tenth day after the date this Information Statement is first mailed to the Company's stockholders, a change in control of the Company has occurred and will occur on the date of the change of directors.

Directors And Executive Officers And Nominees For Directors
-----------------------------------------------------------

Prior to the Effective Time and the Director Transition Date
------------------------------------------------------------

The following table sets forth as of certain information with respect to the directors and named executive officers of the Company as of the Record Date.

Name                    Age       Position
----                    ---       --------
John Winchester          28       President
                                  Director

Tyler Despain            28       Vice President
                                  Director

Luke Bradley             26       Secretary
                                  Director

The following is a brief description of the business background of the executive officers and directors of the Company as of the Record Date:

John Winchester, President and a director is 28 years of age. Mr. Winchester received a bachelors degree from the University of Utah in Organizational Communication in May 1999. Mr. Winchester has been working as a production director for a major drafting company, in Salt Lake City, Utah, for the past six years.

Tyler Despain, Vice President and a director is 28 years of age. Mr. Despain received a Bachelor of Arts, with a degree in sociology in December 2000 from the University of Utah. Mr. Despain is currently working for a software developer in southern California.

Luke Bradley, Secretary and a director is 26 years of age. Mr. Bradley is currently attending the University of Utah, in Salt Lake City. He was graduated in 2001, with a bachelor of science, finance degree. Mr. Bradley currently works for a firm that specializes in promotional merchandise for companies.

Executive Officers as of the Effective Time and Director Nominees
-----------------------------------------------------------------

     Set forth below is certain information with respect to the individuals to be named director of the Company at the Director Transition Date and officers of the Company as of the Effective Time.

     Name                Age       Position
     ----                ---       --------
     David Marks         34        Chairman of the Board and Director
     Louis George        36        President, Chief Executive Officer,
                                   Acting Treasurer and Director
     Gregory B. Jacobs   44        Director
     Robert I. Weisberg  56        Director

David Marks, 34, Chairman and Director. Mr. Marks has been a Director of Titan since its inception and prior to Mr. George's hiring, served as President and Chief Executive Officer of Titan. Mr. Marks has served as Trustee of Irrevocable Children's Trust and Irrevocable Children's Trust No.2 (the "Trusts") since 1994. The Trusts currently have an ownership or investment interest in over thirty (30) investment ventures including approximately twenty-five (25) commercial properties, private residences, natural resources, offshore casino gaming, telecommunications, and technology companies, and other miscellaneous business and investment ventures. Most investments by the Trusts are made through subsidiary limited liability companies, corporations or other special purpose-single asset entities ultimately controlled or managed by Mr. Marks on behalf of the Trusts. Mr. Marks has the responsibility in overseeing all investments by the Trusts with responsibilities beginning at acquisition and continuing through ownership.
He has played a key role in all of the business acquisitions, borrowings, and post-closing management of the Trusts' assets and their subsidiaries. Mr. Marks generally acts in the capacity of officer or director for all of the operating companies and is involved in strategic planning, and major decision-making. Mr. Marks holds a BS in Economics from the University of Wisconsin.

Louis George, 36, President, Chief Executive Officer, Acting Treasurer and Director. Mr. George has been a Director of Titan since August 6, 2002. Mr. George has most recently held the position as Managing Director of Assembly Operations for the Tyco Printed Circuit Group where he had responsibility for four assembly divisions throughout the world manufacturing Backpanel Assemblies and Systems Integration. Prior to this position, he was the Northern California Director of Operations for three successful Printed Circuit Board Divisions having complete accountability for profit and losses. After Tyco's acquisition of Sigma Circuits, Inc., Louis was given the opportunity to manage both Rigid and Flexible Circuit Divisions. At Sigma Circuits, Louis held multiple General Manager Positions which consisted of overseeing a Time Sensitive, High Technology, Commercial and Military, Rigid PCB Facility, the Flexible Circuit Division and the Systems Integrations Operation. His professional career in the PCB industry stems from a family operation and began long before joining Tyco (formerly Sigma Circuits, Inc.) in 1983. Since that time, a variety of operational and management level positions has provided him the ability to develop an extensive knowledge of all facets of the PCB manufacturing industry. He has obtained ISO 9000 certification for two facilities and recently TL 9000 at another. With Tyco, Louis actively participated in acquisitions of PCB companies and facility consolidations. At Sigma Circuits, he was involved in the initial public offering and sale of the company.

Gregory B. Jacobs, 44, Director. Since 1997, Mr. Jacobs has worked at Greenwich Capital Markets, where he most recently held the post of Managing Director. At Greenwich Capital Markets he serves as the Head of Non-Agency and Commercial Trading and Co-Head of the Commercial Assets Group. From 1996 to 1997, Mr. Jacobs served as the President of FS Capital LLC, which conducted broker/dealer activities in the securitized asset sectors of the fixed income capital markets. Since 1994, Mr. Jacobs has served as a Member and Principal of the Financial Structuring LLC, a consulting and advisory services company that provides structuring and analysis within the Commercial Mortgage Market and Small Business Acquisitions. From 1991 to 1994, Mr. Jacobs had been with Daiwa Securities America Inc., where he served as a Managing Director B Mortgage Trading. Previously, Mr. Jacobs had been with Salomon Brothers Inc., where he successively served in the Real Estate Finance Department from 1983 to 1984, was Vice-President, Government Trading from 1984 to 1986 and served as Vice President, Mortgage Trading from 1986 to 1991. Before joining Salomon Brothers, Mr. Jacobs served as a Financial Analyst for Xerox Corporation, Engineering and Graphic Products. Mr. Jacobs holds an M.S. Business Management with a concentration in Finance and Option Theory from the Sloan School of Management, Massachusetts Institute of Technology and a Sc.B. Mechanical Engineering from Brown University.

     Robert I. Weisberg, 56, Director. Mr. Weisberg is the past Chairman of the Board and President of the Commercial Finance Association, which is the National Trade Association of Asset-based Lending among Banks and Independent Finance Companies. He is President and CEO of ALCO Financial Services, LLC in Larkspur, CA. Prior to this position Mr. Weisberg spent eight years with Fleet Financial Group as President of Fleet Credit and Executive Vice President of Fleet Bank. During his tenure with Fleet, Mr. Weisberg acquired and sold numerous non-bank entities. Prior to Fleet Mr. Weisberg spent 18 years at Bank of Boston in a variety of capacities in the Commercial Finance, Factoring and Asset-based Lending units. His last three years were spent as President of the Banks operations headquartered in Montreal, Canada and Executive Vice President of the Parent. Mr. Weisberg has served on many corporate and not for profit boards including Environmental Power Group, Monterey Mutual Funds, Pacific Income Advisors, Miriam Hospital, Northeastern University and Langston Hughes Center for the Arts. He is also a Trustee of the Reed Union School District, which includes the towns of Belvedere, Tiburon, and East Corte Madera in the San Francisco Bay Area. Mr. Weisberg holds a B.S. from Northeastern University and is also a graduate of the joint program of the Graduate School of Credit and Financial Management between Harvard University and Williams College.

     Currently, the Board of Directors has no separate audit, nominating or compensation committees and acts as such as an entire Board.

     Board Meetings. There was one regularly scheduled meeting of the Board of Directors held during the year ended June 30, 2002, which meeting was attended by all of the Company's existing directors.

Executive Compensation Of Current Management
--------------------------------------------

     As of the Record Date, the Company was not a party to any employment contracts, or termination of employment or change-in-control arrangements.
Lou George, the Company's President and Chief Executive Officer commencing as of the Effective Time, is party to an employment agreement with the Titan, pursuant to which he is entitled to receive (i) annual compensation in the aggregate amount of $165,000, and (ii) options to purchase up to 350,000 shares of Common Stock at a purchase price of $1.50 per share, exercisable through July 31, 2007 (the Company assumed this obligation pursuant to the Merger Agreement). Stephen Saul Kennedy, the Company's Vice-President, Sales, commencing as of the Effective Time, is party to an employment agreement with Titan, pursuant to which he is entitled to receive (i) annual compensation in the aggregate amount of $140,000, and (ii) options to purchase up to 360,000 shares of Common Stock at a purchase price of $1.50 per share, exercisable through July 31, 2007 (the Company assumed this obligation pursuant to the Merger Agreement).

     No other Executive Officer of the Company as of the Effective Date is party to an employment agreement with the Company. No employee had compensation of more than $100,000 during the last fiscal year. No bonuses, other annual, compensation, stock appreciation rights, long-term compensation awards, long-term incentive plan payouts or other compensation (as defined in the proxy regulations of the Securities and Exchange Commission) were awarded to, earned by, or paid to the Chief Executive Officer during any of the Company's last three fiscal years.

     The Company does not currently pay directors any compensation as a director. The Company is evaluating a directors compensation plan, and plans to implement such plan in the near future.

Certain Relationships And Related Transactions
----------------------------------------------

     Neither the Company's Board of Directors nor members of its management or Titan's Board of Directors or management following the Effective Time or the Director Transition Date will receive any benefits arising from their ownership of Company Common Stock as a result of the Merger that was not equally extended to all of the stockholders of the Company and Titan, and the Titan stockholders had no ownership interest in the Company or Titan Acquisition prior to the Effective Time.

Compliance With Section 16 Of The Securities Exchange Act Of 1934
-----------------------------------------------------------------

     Pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, the Company's directors and executive officers and beneficial owners of more than 10% of the Common Stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the Common Stock. Based solely on a review of such reports provided to the Company and written representations from such persons regarding the necessity to file reports or report transactions in a timely manner during the Company's fiscal year ended June 30, 2002, the Company's officers, directors and 10% shareholders complied with all Section 16(a) filing requirements applicable to such individuals.

Legal Proceedings

     No current officer, director, affiliate or person known to the Company to be the record or beneficial owners of in excess of 5% of the Company's Common Stock, or any person known to be an associate of any of the foregoing is a party adverse to the Company or has a material interest in any material pending legal proceeding.